URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Report on Form 6-K dated For the month of June, 2009

VOTORANTIM PULP and PAPER INC.
(Translation of Registrant’s Name Into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

 (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-________)

VOTORANTIM CELULOSE E PAPEL S.A.
Publicly Held Company
CNPJ/MF 60.643.228/0001-21
NIRE 35.300.022.807

NOTICE TO SHAREHOLDERS
(a free translation from the original in Portuguese filed with the Comissão de Valores Mobiliários (CVM), the Brazilian Securities and Exchange Commission)

The conversion referred in this notice is being conducted pursuant to exemptions from registration provided under the U.S. Securities Act of 1933, as amended.  The common shares of Votorantim Celulose e Papel S.A. ("VCP" or "Company") that will be issued to holders of VCP preferred shares have not yet been registered with the Securities and Exchange Commission.  Any other transactions involving offers of securities or offers to buy securities referred to in this notice may not, and will not, be conducted in the United States absent registration or an exemption from registration.

VOTORANTIM CELULOSE E PAPEL S.A. announces to its shareholders and to the market that the Extraordinary Shareholders Meeting held on May 30, 2009, approved the conversion of VCP's 244,347,953 (two hundred forty four million, three hundred forty seven thousand, nine hundred fifty three) nominative preferred shares with no par value, which represent the totality of the Company's preferred shares, into common shares, at the conversion ratio of 0.91 common share for every preferred share. As a result, VCP's capital stock will be comprised of 390,164,352 (three hundred ninety million, one hundred sixty four thousand, three hundred fifty two) common nominative shares with no par value.

In compliance with article 136, first paragraph, of Law 6,404/76, the conversion of all VCP's preferred shares into common shares as approved at the Extraordinary Shareholders Meeting held on May 30, 2009 was ratified by a majority of VCP's preferred shareholders at the Special Meeting of Preferred Shareholders (Assembleia Especial de Titulares de Ações Preferenciais) held on the same date.

The treatment of fractional shares resulting from the above mentioned conversion and the procedure to exercise appraisal rights  are laid out in the Summary Minutes of the Extraordinary Shareholders Meeting, which will be published on June 2, 2009 at the Company's website (www.vcp.com.br), the CVM's website (www.cvm.org.br) and the website of BM&FBovespa S.A. - Bolsa de Valores, Mercadorias e Futuros (www.bovespa.com.br).

Further information may be obtained with VCP's Investor Relations Department, located at Alameda Santos, 1.357, 9th floor, in the City of São Paulo, Brazil, phone number +55 11 2138-4287, fax +55 11 11 2138-4066.

São Paulo, May 30, 200

Votorantim Celulose e Papel S.A. Paulo Prignolato Investor Relations Officer

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

VOTORANTIM PULP and PAPER INC. (Registrant)

Date: June 3, 2009	By:	/s/ Paulo Prignolato
Name: Paulo Prignolato
Title: Chief Financial Officer

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